UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Pitney Bowes Inc.

(Exact name of registrant as specified in its charter)

Delaware	06-0495050
(Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1 Elmcroft Road Stamford, Connecticut	06926-0700
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not applicable	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

$2.12 Convertible Preference Stock, no par value, dividends paid cumulatively

(Title of Class)

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

Effective April 22, 2013, Pitney Bowes Inc. (the “Registrant”) voluntarily delisted its $2.12 Convertible Preference Stock, no par value, dividends paid cumulatively (the “Preference Stock”) from trading on the New York Stock Exchange. The Company expects that the Preference Stock will be quoted on one or more over-the-counter markets.

The following description of the material terms of the Preference Stock is based on the provisions of the Registrant’s restated certificate of incorporation, as amended.

Dividends

Holders of Preference Stock are entitled to receive, when and as declared by the Registrant’s board of directors out of funds legally available for the payment of dividends, cumulative dividends at the rate of $2.12 per share per year. Dividends on the Preference Stock are payable quarterly on the first days of January, April, July and October of each year. The Preference Stock ranks as to dividends and assets junior to the Registrant’s preferred stock but senior to the Registrant’s common stock (the “Common Stock”) and to any other capital stock that the Registrant may authorize in the future, other than capital stock that by its terms ranks senior or equal to the Preference Stock.

Conversion

Each share of Preference Stock is convertible, at the option of the holder, into 16.53 shares of Common Stock. However, this right of conversion will cease and terminate as to any shares called for redemption at the close of business on the day prior to the redemption date, unless the Registrant defaults in paying the redemption price.

The conversion rate for the Preference Stock is subject to adjustment as follows:

(1) If the Registrant pays a stock dividend on the Common Stock, subdivides its outstanding Common Stock into a larger number of shares or combines its outstanding Common Stock into a smaller number of shares, the conversion rate shall be adjusted so that each share of Preference Stock is convertible into the number of shares of Common Stock which the holder of a share of Preference Stock would have been entitled to receive, had the Preference Stock been converted immediately prior to such event.

(2) If the Registrant issues rights or warrants to all holders of the Common Stock for the purpose of entitling them (for a period not exceeding 45 days from the date of issuance) to subscribe for or purchase shares of Common Stock at a price per share less than the average market price per share (determined as provided below) on the record date for the determination of the stockholders entitled to receive the rights or warrants, then unless the holders of Preference Stock are permitted to subscribe for or purchase shares of Common Stock on the same basis as though the Preference Stock had been converted into shares of Common Stock immediately prior to such record date, the

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number of shares of Common Stock into which each share of Preference Stock shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which each share of Preference Stock was convertible on the day immediately preceding such record date by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding on such record date and the number of additional shares of Common Stock so offered for subscription or purchase, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such record date and the number of shares of Common Stock which the aggregate offering price of the total number of shares so offered would purchase at such average market price.

For the purpose of this paragraph (2), the “average market price” per share of Common Stock on any date is the average of the daily closing prices for the 30 consecutive trading days commencing 45 trading days before the date in question. The “closing price” for each day is the last sales price regular way or, if no such sale takes place on that day, the average of the closing bid and asked prices regular way in either case on the composite tape.

(3) If the Registrant distributes to all holders of Common Stock any assets (other than a cash dividend), any rights to subscribe (other than those described in paragraph (2)) or any evidence of indebtedness or other securities of the Registrant (other than Common Stock) then the number of shares of Common Stock into which each share of Preference Stock shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which each share of Preference Stock was convertible on the day immediately preceding the record date for the determination of the stockholders entitled to receive the distribution by a fraction, the numerator of which shall be the average market price per share (determined as provided in paragraph (2)) of the Common Stock on such record date and the denominator of which shall be such average market price per share less the fair market value (as determined in a resolution adopted by the Registrant’s board of directors) of the portion of the assets or evidence of indebtedness or securities so distributed or of such subscription rights applicable to one share of Common Stock.

(4) In case of a capital reorganization, reclassification of the Registrant’s capital stock, consolidation or merger of the Registrant with another corporation or sale or conveyance of all or substantially all of the Registrant’s property, each share of Preference Stock shall thereafter be convertible into the number of shares of stock or other securities or property receivable upon the capital reorganization, reclassification of capital stock, consolidation, merger, sale or conveyance, by a holder of the number of shares of Common Stock into which the share of Preference Stock was convertible immediately prior to the capital reorganization, reclassification of capital stock, consolidation, merger, sale or conveyance; and, in any case, appropriate adjustment (as determined by the Registrant’s board of directors) shall be made in the application of the provisions set forth in the Registrant’s certificate of incorporation with respect to rights and interests thereafter of the holders of the Preference Stock to the end that the provisions set forth in the Registrant’s certificate of incorporation (including the specified

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changes in and other adjustments of the conversion rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or other property thereafter deliverable upon the conversion of the Preference Stock.

(5) The Registrant may make increases in the conversion rate, so as to increase the number of shares of Common Stock into which the Preference Stock may be converted, in addition to those required by paragraphs (1), (2), (3) and (4), as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

(6) Whenever the conversion rate is adjusted, the Registrant shall file with any transfer agent for the Preference Stock a certificate stating the adjusted conversion rate. Whenever the conversion rate is adjusted, the Registrant shall cause a notice stating the adjustment and the conversion rate as adjusted to be mailed to the holders of Preference Stock. The transfer agent shall be under no duty to make any inquiry or investigation as to the statements contained in any certificate or as to the manner in which any computation was made, but may accept the certificate as conclusive evidence of the statements contained within, and shall be fully protected with respect to acts done or action taken or suffered by it in reliance. No transfer agent shall be deemed to have knowledge with respect to a change of the Registrant’s capital structure unless and until it receives notice as described in this paragraph (5) and in default of notice the transfer agent may conclusively assume that there has been no change.

Except in cases of events specified in paragraph (1) or (4), no adjustment to the conversion rate shall be made unless by reason of any one or more of the events described above, the conversion rate shall be changed by 1% or more. However, any adjustment of less than 1% shall be carried forward and made at the time of and together with any subsequent adjustment which, together with any adjustment or adjustments so carried forward, amounts to 1% or more. Upon conversion, the Registrant shall make no payment or adjustment on account of dividends accrued or in arrears on the Preference Stock surrendered for conversion.

No fractional shares of Common Stock may be issued upon conversion; in lieu thereof the Corporation will pay an amount of cash based on the closing price (determined as provided in paragraph (2)) of the Common Stock on the composite tape on the business day preceding the day of conversion.

Redemption

Each share of the Preference Stock can be redeemed at the Registrant’s option, in whole or in part, at any time, at a price of $28 per share, plus dividends accrued and unpaid to the redemption date.

In the event that less than all the Preference Stock is to be redeemed, the shares to be redeemed may be selected pro rata, or by lot, or by such other equitable method as may be determined by the Registrant’s board of directors. Notice of redemption shall be mailed or caused to be mailed by the Registrant, addressed to each holder of record of Preference Stock to be redeemed, at the holder’s last address appearing on the Registrant’s books, at least 30 days

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prior to the redemption date. If the notice of redemption shall has been mailed, or irrevocable instructions to effect mailing shall have been given to the transfer agent or agents, and if on or before the redemption date all funds necessary for redemption have been set aside by the Registrant in trust for the account of the holders of the Preference Stock to be redeemed, then, from and after the mailing of the notice or the giving of the irrevocable instructions and the setting aside of such funds, notwithstanding that any certificate for shares of Preference Stock called for redemption has not been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, and the holder of the certificate or certificates shall have with respect to such Preference Stock no rights in or with respect to the Registrant except the right to receive the redemption price, without interest, upon the surrender of the certificate or certificates, and the right to convert the Preference Stock not later than the close of business on the day prior to the redemption date, unless the Registrant defaults in paying the redemption price; and after the redemption date such Preference Stock shall not be transferable on the Registrant’s books except to the Registrant.

Voting

At any annual or special meeting at which holders of Common Stock are entitled to vote, each holder of Preference Stock is entitled to cast a number of votes equal to the number of shares of Common Stock, including fractional shares, into which such holder’s Preference Stock is convertible on the record date for the meeting.

The consent of the holders of at least two-thirds of the Preference Stock then outstanding is required to authorize or validate any amendment to the Registrant’s Certificate of Incorporation, the resolutions of the Registrant’s board of directors establishing the terms of the Preference Stock or any Certificate of Designations relating to the terms of another series of the Registrant’s preference stock, that would affect adversely the powers, preferences or rights of the Preference Stock.

If dividends on any Preference Stock are in arrears in an aggregate amount equal to at least six quarterly dividends, a “default period” will exist until all accrued and unpaid dividends on all shares of the Registrant’s preference stock have been declared and paid or set apart for payment. During a default period, the holders of all series of the Registrant’s preference stock, voting as a class, will have the right to elect two directors of the Registrant. This right may be exercised initially at a special meeting or annual meeting, and thereafter at annual meetings, in each case so long as the holders of 25% of the Registrant’s preference stock outstanding are present in person or by proxy. Holders of the Registrant’s preference stock may exercise this right initially at an annual meeting by electing two directors of the Registrant, or may exercise this right initially at a special meeting by filling up to two vacancies on the Registrant’s board of directors. Holders of the Registrant’s preference stock may increase the number of directorships on the Registrant’s board of directors as necessary to create these vacancies. After the holders of the Registrant’s preference stock have exercised their right to elect directors of the Registrant and so long as the default period continues, the number of directors of the Registrant shall not be increased or decreased, except by vote of the holders of the Registrant’s preference stock.

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Upon the expiration of a default period, the right of the holders of the Registrant’s preference stock as a class to elect directors of the Registrant will cease, the term of any directors of the Registrant elected by the holders of the Registrant’s preference stock will end, and the number of directors of the Registrant shall be the number provided in the by-laws of the Registrant.

Liquidation

In the event of the voluntary or involuntary liquidation of the Registrant, before any distribution of assets is made to the holders of any class of shares ranking as to assets subordinate to the Preference Stock, the holders of the Preference Stock would be entitled to receive out of the Registrant’s assets available for distribution to shareholders $28 per share of Preference Stock, plus accrued and unpaid dividends to the date payment is made available to the holders of the Preference Stock. However, holders of the Preference Stock would not be entitled to receive the liquidation preference of their shares until the liquidation preference of the Registrant’s preferred stock outstanding at the time had been paid in full. The holders of Preference Stock would be entitled to share ratably with all other series of the Registrant’s preference stock, in accordance with the respective amounts payable on their shares, in any distribution upon liquidation that is not sufficient to pay in full the aggregate amounts payable on those shares, except to the extent that the shares of a series rank junior to the Preference Stock as to dividends or assets. After payment in full of the liquidation preference of the Preference Stock, the holders of Preference Stock would not be entitled to any further participation in any distribution of the Registrant’s assets.

For additional description of the Registrant’s capital stock and the securities to be registered hereunder, reference is made to the information under the headings “Description of Preferred Stock and Preference Stock” and “Description of Common Stock” in the Registrant’s Registration Statement on Form S-3 dated September 22, 2011 (Registration No. 333-176957).

Item 2.  Exhibits.

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of Pitney Bowes Inc. (incorporated by reference to Exhibit 3(c) to the Registrant’s Form 8-K as filed May 12, 2011).
3.2	Pitney Bowes Inc. Amended and Restated By-laws, effective May 10, 2011 (incorporated by reference to Exhibit 3(d) to the Registrant’s Form 8-K as filed May 12, 2011).
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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PITNEY BOWES INC.

Date: April 22, 2013	By:	/s/ Amy C. Corn
Name: Amy C. Corn
Title: Vice President, Secretary and Chief Governance Officer
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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of Pitney Bowes Inc. (incorporated by reference to Exhibit 3(c) to the Registrant’s Form 8-K as filed May 12, 2011).
3.2	Pitney Bowes Inc. Amended and Restated By-laws, effective May 10, 2011 (incorporated by reference to Exhibit 3(d) to the Registrant’s Form 8-K as filed May 12, 2011).

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